Exhibit 99.2

ALLIED DOMECQ

invigorated

Summary Financial Statement 2003

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Where we do it

North America
Turnover
£751m
Trading profit
£182m
Key markets
US, Canada
Key brands
Kahlúa, Stolichnaya, Beefeater, Sauza, Canadian Club, Courvoisier, Malibu, Maker's Mark

Europe
Turnover
£1,086m
Trading profit
£114m
Key markets
Spain, UK, France, Germany
Key brands
Ballantine's, Malibu, Beefeater, Tia Maria, Whisky DYC, Courvoisier

QSR
Turnover
£259m
Trading profit
£79m
Key markets
US, Canada, Japan, South Korea, Philippines
Key brands
Dunkin' Donuts, Baskin-Robbins, Togo's

Latin America
Turnover
£386m
Trading profit
£54m
Key markets
Mexico, Argentina, Brazil
Key brands
Sauza, Presidente, Don Pedro, Ballantine's, Añejo Los Reyes, Azteca de Oro

Asia Pacific
Turnover
£377m
Trading profit
£78m
Key markets
South Korea, Japan, Australia, Philippines
Key brands
Ballantine's, Imperial, Fundador, Kahlúa

Premium Wine
Turnover
£504m
Trading profit
£95m
Key markets
US, New Zealand, Spain, UK, France, Argentina
Key brands
Clos du Bois, Mumm, Perrier Jouët, Montana, Ivérus, Bodegas Artesanas

Turnover by business area %
Total £3,410m

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2
3
4
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7

Trading profit by business area %*
Total £621m

*Excludes £20m of Britannia

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3
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3

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invigorated

Summary Financial Statement 2003

Financial highlights

	2003		As reported 2002		Reported growth %	Growth at constant currency %

Turnover	£3,410	m	£3,334	m	2	6
Trading profit	£621	m	£610	m	2	5
Profit before tax	£495	m	£480	m	3	9
Normalised earnings per share	33.5	p	32.6	p	3	9
Dividend	14.0	p	13.0	p	8
Spirits & Wine volumes (9L cases)	68.6	m	63.5	m	8
Net cash flow from operating activities	£702	m	£557	m	26

Profits and normalised earnings are stated before goodwill and exceptional items unless otherwise stated. The pre-tax benefit of the Mexican excise rebate for the year to 31 August 2003 was £38m and has been treated as an exceptional item. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2003: £46m; 2002: £203m).

We will deliver growth through a relentless focus on maximising our portfolio, our presence and the talents of our people.  There’s a lot happening at Allied Domecq... Why not take a fresh look...

Contents
Chairman’s statement
What, where and how
Key messages
Operating and financial review
Corporate social responsibility
Board of Directors
Directors’ Reports
Group profit and loss account
Group balance sheet
Group cash flow information
Independent auditor’s report
Investor information

Cautionary statement regarding forward-looking information:

Some statements in this Summary Financial Statement contain ‘forward-looking’ statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’, ‘intends’, ‘plans’, ‘anticipates’, ‘estimates’ or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes

Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items, which include the benefit of the Mexican excise rebate. Organic growth comparisons exclude the contribution of acquisitions until they have been incorporated in the business for a full 12 months from the date of acquisition. Volumes are quoted in nine litre cases unless otherwise specified.

The Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as is provided by the full Annual Report and Accounts. Any shareholder requiring more detailed information has the right to obtain, free of charge, a copy of the full Annual Report and Accounts by writing to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK.

The auditor’s report on the Annual Accounts and the auditable part of the Directors’ Remuneration Report was unqualified and did not contain a statement under sections 237(2) and 237(3) of the Companies Act 1985.

Comparative information in the Operating and Financial Review is based on constant exchange rates except for the five year graphs which are at reported rates.

Brands

All brands mentioned in this Summary Financial Statement are trademarks and are registered and/or otherwise protected in accordance with applicable law.

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Chairman’s statement

Normalised earnings per share pence

2003	-	33.5
2002	-	32.6
2001	-	31.0
2000	-	28.6
1999	-	22.3

Turnover £m

2003	-	3,410
2002	-	3,334
2001	-	2,879
2000	-	2,602
1999	-	2,408

Trading profit £m

2003	-	621
2002	-	610
2001	-	543
2000	-	487
1999	-	430

Operating cash flow £m

2003	-	761
2002	-	771
2001	-	432
2000	-	380
1999	-	600

We have produced strong results again this year. Continued earnings growth, accelerated core brand performance and increasingly strong cash generation have been achieved despite difficult trading conditions and slowing economies. We have had to absorb two non-trading impacts: increased pension and foreign exchange costs. Reported earnings per share are up 3%, but excluding these two non-trading items, shows growth of 20%.

Over the past four years, our brands have been revitalised through increased marketing investment, targeted acquisitions in growing categories and innovation. This investment is now delivering with eight of our nine core brands recording net turnover growth. New products are strengthening the portfolio with encouraging results. Tia Lusso was launched last year and has already established itself as the number two cream liqueur in the UK. This year has seen new brand extensions for both Kahlúa and Beefeater.

Our acquisitions of Malibu and the distribution rights for Stolichnaya have given us access to the fast-growing categories of rum and vodka. This year both Malibu and Stolichnaya have grown share in their key markets. We are also benefiting from an increased exposure to premium wine which is growing far faster than spirits and beer in many mature markets. Our expansion into wine over the past three years is enhancing the growth profile of the business.

At Allied Domecq we are proud of our brands and encourage people to enjoy them responsibly. The consumption of alcohol has a long history and its association with relaxation, enjoyment and sociability is at the heart of our business.

As such, we are the first company to include responsible drinking messages in all of our new brand advertising. Most recently, we established an independent third party panel to review our marketing material and advise on compliance against our marketing code.

Our Quick Service Restaurants business has again delivered good profit growth with Dunkin’ Donuts outpacing the industry. Encouragingly this has come from both new store openings and growth in like-for-like sales. This business shows good growth prospects for the future.

I would like to acknowledge the contributions made by our Non-Executive Directors. In particular, David Malpas who retired from the Board in October and Peter Jacobs and Sir Ross Buckland who will retire at the conclusion of the AGM in January. I want to thank them for their role in the success of Allied Domecq over recent years. The Board has benefited from their wisdom, guidance and perspective. I am delighted to welcome three new Non-Executive Directors: Bruno Angelici of AstraZeneca, Paul Adams of British American Tobacco and John Rishton of British Airways. I look forward to working with them in the coming years.

These strong results are a testament to the leadership of Philip Bowman and the hard work and dedication of his management team and staff, and I thank them for their contribution over the past year.

/s/ Gerry Robinson
Gerry Robinson
Chairman

What, where and how

Allied Domecq is a dynamic marketing-led brands company.

We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants.

What we do

Spirits & Wine

Allied Domecq Spirits & Wine operates through over 50 businesses worldwide, and owns or controls distribution of approximately 90% of its sales volume. We own or distribute 14 of the top 100 international premium spirit brands and our brand portfolio commands world No. 1 or No. 2 positions in six leading categories.

Core brands

We focus on nine core brands which account for about half of our Spirits & Wine profit.

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Ballantine’s

•             5.5m cases

•             Third largest Scotch whisky worldwide

•             Key markets: Spain, France, Germany, Italy, South Korea, Japan, duty free

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Maker’s Mark

•             0.5m cases

•             Premium hand-crafted Kentucky bourbon

•             Key market: US

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Beefeater

•             2.2m cases

•             World’s leading imported gin

•             Key markets: Spain, US, Nordic

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Malibu

•             2.5m cases

•             No. 2 single liqueur worldwide

•             Key markets: US, UK, France, Spain

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Canadian Club

•             2.4m cases

•             No. 3 premium Canadian whisky worldwide

•             Key markets: US, Canada, duty free

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Sauza

•             2.4m cases

•             Second largest tequila worldwide

•             Key markets: US, Mexico

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Courvoisier

•             1.1m cases

•             No. 1 cognac in UK and No. 3 in US

•             Key markets: US, UK, Asia

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Tia Maria

•             0.9m cases

•             UK’s leadingcoffee liqueur

•             Key markets: UK, Spain

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Kahlúa

•             3.1m cases

•             World’s No. 1 coffee liqueur

•             Key markets: US, Canada, Australia

Premium wine

We are successfully building and running an international business in premium branded wines. Our focus is driving growth in key markets and, where appropriate, leveraging synergies through our existing distribution.

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California – US

A leading producer of premium Californian wine

Key brands:

Clos du Bois, Callaway Coastal, Buena Vista, William Hill, Haywood, Atlas Peak, Mumm Cuvée Napa

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Montana – New Zealand

New Zealand’s leading wine producer

Key brands: Montana, Brancott, Lindauer, Church Road, Corbans, Stoneleigh

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Champagne – France

Third largest champagne producer

Key brands: G. H. Mumm & Cie, Perrier Jouët

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Bodegas y Bebidas – Spain

Spain’s leading wine producer

Key brands: Iverus, Bodegas Artesanas including: Campo Viejo, Siglo, Marques de Arienzo

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Argentina

A leading producer of premium Argentine wine

Key brands: Graffigna, Bodegas Balbi

Quick Service Restaurants

Our Quick Service Restaurants business comprises three great brands and is among the top five in the industry with over 11,000 franchised outlets worldwide. The principal locations are in the US, Canada, Japan, South Korea and the Philippines.

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Dunkin’ Donuts

The world’s largest coffee and baked goods chain operates in over 28 countries

•             No. 1 in the US for serving coffee, donuts, bagels and muffins

•             5,800 distribution points

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Baskin-Robbins

The world’s largest ice cream franchise operates in over 50 countries

•             No. 1 in the US for serving ice cream

•             5,100 distribution points

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Togo’s

The legendary Californian sandwich shop

•             440 distribution points

Where we do it

	Turnover	Trading profit	Key markets	Key brands
North America	£751m	£182m	US, Canada	Kahlúa, Stolichnaya, Beefeater, Sauza, Canadian Club, Courvoisier, Malibu, Maker’s Mark
Europe	£1,086m	£114m	Spain, UK, France Germany	Ballantine’s, Malibu, Beefeater, Tia Maria, Whisky DYC, Courvoisier
QSR	£259m	£79m	US, Canada, Japan, South Korea, Philippines	Dunkin’ Donuts, Baskin-Robbins, Togo’s
Latin America	£386m	£54m	Mexico, Argentina, Brazil	Sauza, Presidente, Don Pedro, Ballantine’s, Añejo Los Reyes, Azteca de Oro
Asia Pacific	£377m	£78m	South Korea, Japan, Australia, Philippines	Ballantine’s, Imperial, Fundador, Kahlúa
Premium Wine	£504m	£95m	US, New Zealand, Spain, UK, France, Argentina	Closdu Bois, Mumm, Perrier Jouët, Montana, Iverus, Bodegas Artesanas

Turnover by business area %

Total £3,410m

[CHART]

	Spirits & Wine	£m	%
1	Europe	1,086	32
2	North America	751	22
3	Latin America	386	11
4	Asia Pacific	377	11
5	Premium Wine	504	15
6	Other	47	1
7	QSR	259	8
	Total	3,410

Trading profit by business area %*

Total £621m

[CHART]

	Spirits & Wine	£m	%
1	Europe	114	19
2	North America	182	30
3	Latin America	54	9
4	Asia Pacific	78	13
5	Premium Wine	95	16
	Other	(1)	0
6	QSR	79	13
	Total	601

* Excludes £20m of Britannia

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positively different

Size matters? Perhaps. But biggest is rarely best. We prefer being smart. Clever in the face of change – change in the world we serve and change in the ways we work. We’re happy to be different. Look. See what we can achieve when we take some of the world’s most famous brands. Add know-how, substance and scale. Apply insight. Then finish with a dash of bravado.

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building brands

If you build a wall without proper foundations, it will tumble down. Our business is about brands, and what we do with them. Investing in them provides the structure we need to drive our sales and grow the value of the business. We’re becoming a marketing-led company, investing more money and dedicating an ever greater share of that spending to our core brands. And we’re spending better too – with precision and to measured effect.

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ear to the ground

If you want to know how people enjoy our products, just ask. We can tell you. The who, the what, the why, where and who with. We’re spending more on research to understand our consumers better. Understanding means we can invest in the right way behind the right brands in the right markets. And by keeping an ear to the ground, we can predict what they will want in the future.

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exploratory thinking

One. Explore what consumers want. Two. Look at your portfolio. Three. Meet the need from existing brands. Or buy one. Or launch one. Our capacity to develop and deliver fresh ideas gives us that option. Take Tia Lusso, now well established in the UK in little over a year. In the US, current growth is in white spirits and rum. So enter WET by Beefeater and Kuya spiced fusion rum from Kahlúa– extending the portfolio, responding to trends.

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creative solutions

Even a job well done can always be done better. Faster. Smarter. At lower cost. And we’re always looking to improve the ways we work. But chasing best practice isn’t enough. We’re looking for emerging practice – the brave new ideas that challenge accepted wisdom and outdated processes. The joined up thinking that gets us there first. Because when we get there, we know how to make money out of it.

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responsible thinking

We’re lucky. We can operate globally, building powerful and exciting brands. But with this opportunity comes responsibility. Alcohol isn’t just another consumer product, and we’re not just another employer. We actively promote responsible drinking. And wherever we operate we apply the same high standards to protecting our workforce, respecting the environment and caring for local communities. And we ask: judge us by what we do, not by what we say.

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more coverage

You need the brands of course, but you need distribution strength to sell them. You need presence. In mature markets – North America, Western Europe – we’re consolidating relationships, improving partnerships with our distributors. And we’re building from strength in the growth markets of today and of tomorrow – South Korea, Eastern Europe, the EU accession countries, Latin America. It’s a cliché – but no less true:  We really are well positioned for growth.

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celebrating success

It’s not just what we do, but how we do it that brings our brands to life. By developing people and harnessing talents, we attract and retain the best to deliver our business goals. People are the key to unlocking the value in the brands, and we reward good performance. We asked our employees: What kind of company would you like to work for? They said: One that makes time to celebrate success together.

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Operating and financial review

‘Allied Domecq has delivered strong  organic growth in its core spirits brands  and robust performances from premium  wines and Quick Service Restaurants.’  Philip Bowman, Chief Executive

Normalised earnings per share pence  2003

2003	-	33.5
2002	-	32.6
2001	-	31.0
2000	-	28.6
1999	-	22.3

Dividends per Ordinary Share pence

2003	-	14.0
2002	-	13.0
2001	-	12.1
2000	-	11.0

Summary

The results reflect an exceptionally strong underlying trading performance. Reported earnings per share have increased by 3% to 33.5p, after absorbing the impact of two non-trading factors: foreign exchange and pensions. At constant currency, earnings per share growth improves to 9% and, excluding the effect of increased pension costs, earnings per share growth increases to 20%. This is after we have absorbed the impact of trade inventory reductions in Spain and demonstrates the strength of our trading performance particularly in the US, Asia Pacific, Latin America, Premium Wines and Quick Service Restaurants.

Reported turnover for the Group was up 2% to £3,410m and trading profit up 2% to £621m.

At constant exchange rates, turnover was up 6% in the period and trading profit increased by 5%. Organic trading profit decreased by 2% to £578m. We have delivered these results through increased Spirits & Wine gross profit and the continued improved performance of our Quick Service Restaurants business. At the same time, we absorbed a £48m increase in pension costs and the impact of a reduction in wholesalers’ inventories in Spain (£20m). We also completed our programme to reduce trade inventories in the US at a cost of £10m (2002: £19m). Normalised profit before tax grew by 9% to £495m. We have grown earnings with a 9% improvement in normalised earnings per share to 33.5p per share. The contribution from businesses acquired during last year was 1.6p per share.

The Directors are recommending a final dividend of 8.7p per share giving a total for the year of 14.0p, an increase of 8%.

Outlook

There are continued uncertainties in the world economy and the Eurozone remains difficult. We are confident, however, that our business is well positioned to meet the challenges. Early indications are that the 2004 financial year has started well and we are on track to meet current market expectations.

Business drivers

Allied Domecq has delivered strong organic growth in its core spirits brands and robust performances from Premium Wine and Quick Service Restaurants. We are focusing on three areas to drive competitive advantage and build a robust platform for future sustainable growth:

•             Portfolio: By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands and attract and excite new consumers to win greater market share.

•             Presence: Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

•             People: By developing our people, harnessing their talents and being an ‘employer of choice’, we will attract and retain the best people to deliver our business goals.

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We are reinvigorating our No. 1 US brand, Kahlúa, with an exciting new marketing campaign called ‘Unleash it’. Launched in October 2002, the campaign is already helping to deliver improved consumption trends.

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Stolichnaya is the world’s top selling vodka and we refreshed our marketing for the brand in the US with a new campaign called ‘Little truths’.

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Our people are at the heart of what we do at Allied Domecq. By continuing to attract the right people, harnessing their talents and creating incentives to reward success we will continue to build a culture based on quality and competence.

Portfolio:  Through a focused programme of effective marketing and innovation over recent years, we have revitalised the growth of our portfolio – particularly our core brands. Our ‘Go play’ programme of marketing activity has stimulated continued market share growth for Ballantine’s across Europe. New marketing programmes and executions were launched during the year for Kahlúa, Sauza, Malibu and Stolichnaya to build brand equity and drive future growth. We have also continued our focus on the effectiveness of our marketing spend.

Innovation is also fuelling growth in our core brands. The successful launch of Tia Lusso, a cream liqueur extension of Tia Maria, has helped to grow the Tia Maria brand by 14%. During the year, we continued our innovation programme with the launch of WET by Beefeater – a premium extension of Beefeater, and Kuya – a spiced fusion rum extension of Kahlúa. In addition, we have developed a range of ready-to-drinks in markets such as Mexico and Australia which are growing strongly.

The portfolio continues to benefit from the targeted acquisitions made over the past three years in growing categories such as rum, vodka and premium wine. Malibu has exceeded our expectations with good share growth in its key markets. Stolichnaya has continued to grow volume and share in the competitive US vodka market. Our premium wine brands have delivered strong growth demonstrating the resilience of our wine operations – remaining firmly on track to meet their targeted returns.

Presence: We have increased our exposure to key markets through focused investment in distribution and sales capabilities. We will capitalise upon existing market strengths and establish new positions in markets with the capacity for growth. For example, we have further strengthened our partnership with US distributors with the continued implementation of our ‘first choice supplier’ approach, with new contracts established in Illinois and California. Our strong portfolio and distributor relationships have helped us to grow market share in the US. We have significantly increased our sales force capabilities, particularly in the on-trade in the UK and US. The profits from our Asia Pacific business have increased fourfold since we invested in Jinro Ballantines in South Korea in 2000. We have established market-leading positions in a number of key countries in Central & Eastern Europe which will continue to drive future growth in Europe.

We have also doubled the pace at which we are opening new distribution points in our Quick Service Restaurants business such that distribution points increased by 8% in the year. There remain considerable opportunities to increase our brand presence within the US and internationally and we have a programme to open over 1,000 new distribution points in 2004.

People: Our people are key to unlocking the value of our brands. We encourage our people to be passionate about our brands by providing opportunities for development, rewarding good performance and recognising achievement. Through rigorous evaluation and effective recruitment, we have progressively increased the quality of our people. There is also now a clearer link between performance and reward to create the right environment to drive the success of our people and our brands.

Measured by turnover, our Spirits & Wine business is 49% larger than it was in 1999 as a result of targeted acquisitions and organic growth. We are leveraging this increased scale by introducing new ways of working. This will reduce overlap between central, regional and market-focused functions and will allow us to be leaner and more responsive – to speed up decision making and to push accountability out into the business. This is enabling us to be more competitive and to respond more quickly to customers and changing market conditions.  Our objective is to grow the profitable volume of our brands while optimising the efficiency of our operations.

Spirits & Wine

	Total			Organic
	2003		Growth %	2003		Growth %
Volume (9L cases)	68.6	m	8	64.2	m	1
Net turnover	£2,480	m	7	£2,352	m	2
Advertising and promotion	£437	m	1	£414	m	(5)
Trading profit	£522	m	4	£479	m	(5)

We have grown our Spirits & Wine net turnover through organic growth and acquisition. Total Spirits & Wine volumes and net turnover increased by 8% and 7% respectively. Trading profit grew 4%.

Before acquisitions, volumes and net turnover grew 1% and 2% respectively. On an organic basis, trading profit declined by 5% primarily as a result of the increased pension costs (£48m). We have also absorbed the impact of the trade inventory reductions in Spain (£20m) and US (£10m). These results reflect a performance against a prior year that was particularly strong in the second half.

Operating and financial review

Spirits & Wine revenue £m

2003	-	3,151
2002	-	3,018
2001	-	2,571
2000	-	2,297
1999	-	2,110

Spirits & Wine advertising and promotion £m

2003	-	437
2002	-	443
2001	-	330
2000	-	301
1999	-	272

Spirits & Wine trading profit £m

2003	-	522
2002	-	516
2001	-	458
2000	-	414
1999	-	369

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‘Go play’ is the first fully integrated through-the-line campaign for Ballantine’s – our largest brand. Launched in 2002, it has helped to drive Ballantine’s market share to new heights in Europe.

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Canadian Club has been revitalised with market share growth in its key market – the US. We have also launched a successful range of ready-to-drinks in Australia.

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Courvoisier has delivered strong growth and has retained its position as the No. 1 cognac in the UK.

Marketing excellence: During the year we increased advertising and promotion spend by 1%. Before acquisitions, advertising and promotion declined by 5%, following a 21% increase last year. This decline is driven partly by a 32% reduction in Asia Pacific following a 57% increase last year driven by new campaigns for Imperial and Ballantine’s Masters. Spend in the region was reduced during the second half because of the short-term impact of SARS. We have also reduced spend behind the Mexican brandies and our other Spirits & Wine brands. There has also been some reduction as a result of the transitioning of marketing assignments between advertising agencies.

Over the past four years we have progressively increased our investment in marketing our spirits portfolio particularly our core brands. Advertising and promotion has increased by 59% since 1999 while turnover has increased by 49% over the same period. Advertising and promotion for spirits brands, measured as a percentage of net turnover, has increased by two percentage points since 1999 to 20%. Our wine brands, including premium wine brands, typically require lower levels of spend at around 11% of net turnover.

In addition, we are increasingly rigorous in the way we allocate spend between brands and markets: directing more spend behind new marketing campaigns and product launches particularly for the core brands and withdrawing spend from less effective areas. The investment is increasingly focused behind the core brands which now receive 57% of the advertising and promotion spend. Our organic spend behind the core brands increased by 2% in the year, particularly behind Kahlúa and Tia Maria. We have also increased organic spend behind the premium wine brands by 13%, particularly the champagnes which have performed well.

Over the past four years, we have sought to improve the effectiveness of our marketing spend through improved consumer research techniques, media and brand tracking studies and through the way we work with our agencies. During the year, we completed the agency realignment programme that we started in 2001, rationalising from over 150 marketing agencies to one global agency.

This programme has already generated annual savings of around £20m since 2001 and will ensure that we continue to leverage improved efficiencies for future marketing activities. As a result, we are achieving a greater impact from our increased spend such that we anticipate that our ongoing investment is likely to track broadly in line with sales growth with some variation as specific brand campaign and innovation opportunities arise.

Brand review

We manage our Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands. Brand performance is reviewed below under these groups.

Core brands: The volumes and net turnover of our core brands, on a like-for-like basis, both grew by 5% driven by strong growth across nearly all the brands. Organic advertising and promotion behind the core brands was up 2% resulting in net brand contribution up 7%.

Ballantine’s has benefited from the ‘Go play’ campaign launched in 2002 and has grown share strongly across its key markets in Europe and Asia Pacific. Both Ballantine’s and Beefeater have continued to grow market share in Spain. However, despite these gains, both brands have recorded declines in overall shipment volumes as a result of the change in buying patterns by wholesalers in Spain. Outside Spain, Ballantine’s volumes grew 3% and Beefeater volumes were flat.

Canadian Club has grown share in the US and performed well with ready-to-drink extensions in Australia driving total volumes up 9% and net turnover up 7%. Excluding the ready-to-drink extensions, the Canadian Club mother brand grew volumes by 5% and net turnover by 6%. Courvoisier has performed well in the US and UK with overall volumes up by 5% and net turnover up by 4% although it has slowed in the second half against a very strong performance last year.

Spirits & Wine volumes

68.6m nine litre cases

[CHART]

1 Core brands	30%
2 Local market leaders	17%
3 Premium wine	23%
4 Other Spirits & Wine	30%

Spirits & Wine net turnover

£2,480m

[CHART]

1 Core brands	44%
2 Local market leaders	19%
3 Premium wine	19%
4 Other Spirits & Wine	18%

Spirits & Wine advertising and promotion

£437m

[CHART]

1 Core brands	57%
2 Local market leaders	18%
3 Premium wine	11%
4 Other Spirits & Wine	14%

Spirits & Wine net brand contribution

£1,023m

[CHART]

1 Core brands	48%
2 Local market leaders	20%
3 Premium wine	15%
4 Other Spirits & Wine	17%

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The launch of Tia Lusso last year helped to grow Tia Maria volumes by 14% this year.

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Our acquisition of Malibu in May 2002 has exceeded our expectations delivering market share growth in the US, the UK and Spain.

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We own two premium champagne brands, G.H. Mumm & Cie and Perrier Jouët, which have grown volumes 16% and net turnover 17%.

Spirits & Wine volume and net turnover growth

	Volume million cases	Volume growth %	Net turnover growth %
Core brands
Ballantine’s	5.5	(4)	(3)
Beefeater	2.2	(2)	2
Canadian Club	2.4	9	7
Courvoisier	1.1	5	4
Kahlúa	3.1	1	1
Maker’s Mark	0.5	14	16
Malibu (organic)	0.8	50	47
Sauza	2.4	28	20
Tia Maria	0.9	14	15
Organic core brands	18.9	5	5
Malibu (acquired)	1.7	—	—
Local market leaders	11.9	(4)	(6)
Organic premium wine	13.1	(2)	4
Premium wine acquisitions	2.7	—	—
Other Spirits & Wine brands
Other spirits	12.7	2	5
Other wine	7.6	4	(1)
Other Spirits & Wine Total	20.3	3	4
Total (including acquisitions)	68.6	8	7
Organic (excluding acquisitions)	64.2	1	2

The performance of Kahlúa has improved this year with volumes and net turnover both up 1%. This has been driven by good performances in Latin America and duty free and the launch of a new advertising campaign, ‘Unleash it’, in the US. Kahlúa has also benefited from the launch in the US of Kuya, a spiced fusion rum. This is the world’s first fusion rum which is aimed at 21-29 year olds and is being promoted through the ‘Do Ya Kuya?’ campaign. Maker’s Mark had another good year with volumes up 14% and net turnover up 16%. Malibu is now fully integrated as one of our core brands and has begun contributing to the organic portfolio growth with three months of like-for-like sales. The brand has performed well in its core markets with market share growth in the UK, US, France and Spain.

Sauza became the world’s fastest growing international distilled spirit brand with significant market share growth in both US and Mexico. Sauza volumes grew 28% and net turnover grew 20% with pricing down, driven by the reduced cost of the raw material, agave. A new fully integrated marketing campaign, ‘Get lost’ has helped to drive brand awareness. The Tia Maria brand has continued to benefit from the successful launch of Tia Lusso, a new light cream liqueur. Overall Tia Maria volumes grew by 14% and net turnover by 15%.

Local market leaders: Stolichnaya has continued to perform strongly in the US with good market share gains in volume and value. A new marketing campaign, ‘Little truths’, was launched this summer to fuel future brand growth. The range of Stolichnaya flavours was also expanded with Stolichnaya Cranberi and Stolichnaya Citros. Hiram Walker Liqueurs benefited from the successful launch of a new range of fruit liqueurs in North America called Fruja which helped to grow its volumes and net turnover up by 12%. Fundador continued to build on its position as the largest international spirit brand in the Philippines with 6% growth in volumes and 11% improvement in net turnover. The combined impact of a decline in the shipment volumes of Whisky DYC and Centenario, because of the change in buying patterns by wholesalers in Spain, and declines in Mexican brandies caused overall local market leader brand volumes to fall by 4% and net turnover to decline by 6%. Outside Spain, the local market leader volumes grew 1%.

Premium wine:  The premium wine business grew volumes by 18% primarily as a result of the acquisition of Bodegas y Bebidas in December 2001 and Mumm Cuvée Napa in May 2002. Before the benefit of acquisitions, premium wine volumes fell 2% while net turnover grew 4% primarily as a result of the improving mix. A full review of the premium wine brands is provided in the regional review on page 18.

Other Spirits & Wine brands:  The volumes of other Spirits & Wine brands were up 3% with net turnover up 4%, while net brand contribution grew by 6%. This has been driven by strong performances by the ready-to-drink brands, Caribe Cooler and Spirit by Terry, in Mexico and by good growth in various North American brands such as Wiser’s whisky and Polar Ice.

Market review

The regional performance of our business is reviewed below.

Europe

	Organic Growth %	Total Growth %
Volumes (9L cases)	(6)	(2)
Net turnover	(3)	2
Advertising and promotion	8	16
Trading profit	(33)	(21)

Reported net turnover grew 2% to £762m while trading profit declined 21% to £114m. Before acquisitions, trading profit was down 33% reflecting net turnover down 3% and advertising and promotion up 8%.

Operating and financial review

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We are now capitalising on the fast-growing premium wine category. We have established a strong presence with a good mix of brands from key wine markets around the world. Our premium wine brands grew organic profits 12% and we are firmly on track to meet our targeted returns.

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WET by Beefeater was launched in December in the US as a premium extension to the world’s leading imported gin.

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Kuya is the world’s first spiced fusion rum made by combining imported rums, natural spices and citrus flavours. It was launched in May 2003 to extend the appeal of Kahlúa and to tap into the fast growing category of spiced rum.

Europe’s profit decline reflects increased marketing investment behind the launch of Tia Lusso. It was also affected by a change in the buying patterns by Spanish wholesalers as they reduced inventories. Outside Spain, our organic European volumes were flat and net turnover grew 2% reflecting the sluggish economies in the region, particularly Germany and France. Organic net brand contribution outside Spain declined 5% reflecting the increased marketing spend for the launch of Tia Lusso.

Our business in Spain grew its volume and value share of the total spirits market, which continued to grow at around 2% in the year to July 2003. However, a change in buying patterns by Spanish wholesalers caused shipment volumes to fall by 17% on an organic basis for the year. The whisky category has continued to grow, although at a slower rate than last year, but Ballantine’s has gained share by growing twice as fast as the category. We have continued to invest behind Ballantine’s ‘Go play’ in Spain with an 18% increase in advertising and promotion to drive awareness in this important market. Beefeater has continued to make progress with strong market share gains in the gin category. Centenario has increased its share of the brandy category by two percentage points making it the clear category leader. Malibu has performed very well under our ownership with good growth in the on-trade helping to grow its market share.

The UK business had a good year with market share gains in the off-trade driven by strong performances by Teacher’s, Courvoisier, Tia Maria and Malibu. Courvoisier grew volumes 6% and has retained its position as the number one selling cognac in the UK. Tia Maria grew volumes 33% as a result of the launch of Tia Lusso, which has become the number two selling cream liqueur in the UK. Malibu has performed particularly strongly as the fastest growing speciality liqueur brand in the on-trade.

Germany and France have both experienced sluggish economies which have slowed consumer spending. However, key brands have made good progress with market share growth in these markets. In Germany, Ballantine’s has established itself as the market leader in whisky. Ballantine’s has also achieved market share gains in France where Malibu has also returned to growth.

North America

	Organic Growth %	Total Growth %
Volumes (9L cases)	4	9
Net turnover	7	12
Advertising and promotion	(4)	3
Trading profit	20	31

Our North American business delivered a strong performance with reported net turnover up 12% to £649m and trading profit up 31% to £182m. This was driven primarily by the growth of core brand volumes and acquisitions. On an organic basis, net turnover grew 7% on volumes up 4% leading to an increase in trading profit of 20%. Organic advertising and promotion spend grew by 3% in the second half primarily behind new above-the-line campaigns for the core brands.

The US business has delivered a robust trading performance to record overall market share gains reflecting the strength of our brand portfolio and the benefits of our partnership approach with our US distributors. Our focused approach has delivered good growth across the brand portfolio.

Sauza has become a million case brand in the US with volumes up 16% to 1.1m cases and net turnover up 14%. The strong market share gains have been helped by the launch of a new marketing campaign, ‘Get lost’. The fully integrated campaign features national and regional print adverts, broadcast advertising and a national tour encompassing over 1,000 events. Maker’s Mark continues to outpace the bourbon category with volumes up 17% and net turnover up 19%.

The fast-growing vodka category has become increasingly competitive but Stolichnaya has continued to gain share with volumes up 14%. The brand has benefited from the launch in June of a new campaign, ‘Little truths’, which is running in leading magazines and on billboards and radio. Hiram Walker Liqueurs are up 12% as they begin to receive increased focus and as they benefit from the launch of a new range of fruit liqueurs called Fruja.

Kahlúa has begun to show improving consumer trends over recent months as the new campaign called ‘Unleash it’ has begun to receive above-the-line investment during the second half. Volumes show a 1% decline but net turnover up 1%. The brand was also extended with the launch of Kuya in the US – a spiced fusion rum which combines imported rums with spices and citrus flavours.

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Sauza is the fastest growing international distilled spirit. Sauza volumes grew 28% this year and gained share in its key markets of the US and Mexico. We also launched the first fully integrated through-the-line campaign for Sauza called ‘Get lost’.

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We have invested in leading-edge consumer segmentation studies to understand better our target consumers and their drink preferences. These consumer insights form the foundation of all our marketing and innovation activities.

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Maker’s Mark is a hand crafted premium batch bourbon with cult status among bourbon drinkers. The brand has continued to grow strongly with volumes up 14% driven by its unique marketing support.

Our US business has benefited significantly from the addition of Malibu which has grown market share of the rum category. Courvoisier has grown volumes by 6%, thereby taking market share. Beefeater volumes grew well helped by the premium brand extension WET by Beefeater, which has been launched in key on-trade outlets in selected cities. Canadian Club continued to grow share with volumes up 8%.

In August, Jim Clerkin was appointed President of the North American spirits business. During the year, we have implemented a new organisational structure, which is allocating increased resource closer to the market. It is particularly directed at brand building in the on-trade channel and towards improving our market share in the Control States. This is supporting a better understanding of customers and consumers and further strengthening our relationships with distributors. Our objective is to work closely with our US distributors through a programme where we are their ‘first choice supplier’. We are focused on developing long-term partnerships, which are sustainable and mutually beneficial.

During the second half, we completed our initiative to reduce the inventories in the US supply chain with a £10m impact on trading profit. The de-stock resulted in a reduction in shipments compared with depletions of 270,000 cases and primarily affected Kahlúa, Canadian Club, Beefeater and Hiram Walker Liqueurs. During the last fiscal year, this planned de-stock had an adverse trading profit impact of £19m, £8m of which was incurred in the first half of the year.

Latin America

	Organic Growth %	Total Growth %
Volumes (9L cases)	14	15
Net turnover	8	9
Advertising and promotion	(9)	(9)
Trading profit	8	10

Despite challenging trading conditions in many economies across the region, reported net turnover was up 9% to £303m and trading profit was up 10% to £54m (excluding the Mexican excise rebate). Improving agave supply and our recent investment in research and development to improve yields has resulted in reduced tequila production costs and, together with a successful series of promotions, has helped to grow Sauza volumes in the region by 41%. Mexican brandy volumes declined by 4% reflecting the ongoing declines across the domestic brandy category. As a result, we have reduced spend behind the Mexican brandy portfolio such that overall organic advertising and promotion for the region declined by 9%. This follows a 27% increase last year. We have maintained our position as market leader of the ready-to-drink category in Mexico with volumes and net turnover up 13% and 25% respectively. This has been driven by Spirit by Terry and Caribe Cooler, a wine cooler.

We have achieved good performances in Argentina and Brazil in spite of the difficult economic environment. Our Argentine business has benefited significantly from the acquisition of Graffigna in July 2001, making it the leading Spirits & Wine business in Argentina. We have regained leadership of the whisky category in Argentina through strong growth of Old Smuggler and the launch of Teacher’s. In Brazil, Ballantine’s, Teacher’s and Brandy Domecq have all performed well.

During the period, the pre-tax profit of the Mexican excise rebate following the Mexican Supreme Court ruling was £38m. This has been treated as an exceptional item. This is the final payment giving a pre-tax total of £298m received over the last three years.

Asia Pacific

	Organic Growth %	Total Growth %
Volumes (9L cases)	5	7
Net turnover	0	1
Advertising and promotion	(32)	(32)
Trading profit	27	30

Asia Pacific has delivered strong trading profit growth in spite of a slowdown in the region in the second half caused by weaker economies and the impact of SARS on the duty free channel in a number of markets. Trading profit was up 30% to £78m while net turnover grew 1% to £258m. On an organic basis, trading profit grew 27%. The profit growth has been driven principally by South Korea and good performances in the Philippines, Australia, the Middle East and Thailand duty free. Organic advertising and promotion declined, following a 57% increase in marketing investment last year. This decline is principally behind Ballantine’s, following the launch costs for Ballantine’s Masters last year, and Imperial, after a large increase last year for the ‘Imperial Keeper’ campaign. We also reviewed our spend in the second half as a result of the SARS impact in the region.

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Operating and financial review

‘We have continued to deliver earnings growth and improved cash generation. Free cash flow has increased in each of the last three years driven by our focus on working capital management.’

Graham Hetherington,

Chief Financial Officer

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Ballantine’s is our largest brand and is the No. 2 Scotch in Europe.

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Fundador is the largest international spirits brand in the Philippines.

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Montana is New Zealand’s largest winemaker with vineyards in Gisborne, Hawke’s Bay, Waipara and Marlborough. We produce a matchless range of quality still and sparkling wines.

Our South Korean business, Jinro Ballantines, grew strongly in the year with market share growth over the last year. Ballantine’s volumes grew 8% driven particularly by growth in the super-premium aged Ballantine’s range. Imperial remains the clear leader in premium whisky and the largest volume whisky brand in Korea although its volumes declined by 1% reflecting slowdown in the overall Scotch category during the second half. This category slowdown was driven by a weaker Korean economy and by pressures on consumer credit.

Fundador continues to perform well in the Philippines with volumes up 6% and net turnover growth of 11% driven by market share growth. Fundador is the largest international spirits brand in the Philippines. Our business in Australia has benefited from growth in the Canadian Club mother brand and CC Club and CC Cola ready-to-drinks supported by the successful ‘similar yet different’ message.

Premium Wine

	Organic Growth %	Total Growth %
Volumes (9L cases)	(2)	18
Net turnover	4	18
Advertising and promotion	13	23
Trading profit	12	23

Our premium wine brands have performed well against tough trading conditions in many wine markets around the world. Reported net turnover grew 18% to £463m and trading profit up 23% to £95m. We remain firmly on track to meet our stated targets to grow the returns from our premium wines. This demonstrates the resilience of our wine brands and the benefits of their broad geography which provides a natural hedge against variations in recent wine cycles.

On an organic basis, trading profit grew 12% to £86m with volumes down 2% but net turnover up 4%. This growth in turnover on declining volumes is directly in line with our plans to improve the mix of the business by shifting our focus towards premium wine brands. This is a long-term strategy that we are implementing across all our premium wine operations. For example, Bodegas y Bebidas is part way through its transition to a premium branded business focusing on the high value DO wines. As a result, volume reductions at Bodegas y Bebidas distort the overall organic volumes, which have otherwise grown by 1%.

We have made good progress in the US where organic volumes have grown 2%. This was driven mainly by a 5% volume growth of our largest US brand, Clos du Bois. Volumes were also helped by good growth from Perrier Jouët and our Montana brand, Brancott. Brancott has benefited significantly from being added to our comprehensive distribution network in the US with volumes up 17% and a doubling of net brand contribution. Mumm Cuvée Napa joined the portfolio in May 2002 and like-for-like volumes increased 7%. There have been declines in some non-core domestic brands as we have repositioned the portfolio towards our premium brands.

Our UK wine business performed very strongly with organic volumes up 32%. The main drivers have been the good performance of Mumm champagne and our Argentine wine, Graffigna, which is now sold through our distribution network in the UK and has more than doubled its volumes.

Quick Service Restaurants distribution points
11,383 points

[CHART]

1 Dunkin’ Donuts	51%
2 Baskin-Robbins	45%
3 Togo’s	4%

Quick Service Restaurants system-wide sales
£2,742m

[CHART]

1 North America	85%
2 International	15%

Quick Service Restaurants trading profit £m

2003	-	79
2002	-	78
2001	-	72
2000	-	64
1999	-	53

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Dunkin’ Donuts sales growth has continued to outpace the QSR industry driven by its cutting edge marketing and new product development. We’re No. 1 in the US for serving coffee, donuts, bagels and muffins.

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Baskin-Robbins is the world’s largest ice cream franchise. It’s famous for its innovative flavours with a flavour library approaching 1,000 different offerings. We sell the full range of frozen ice cream treats such as cones, cakes, sundaes, shakes and ‘Blasts’.

[GRAPHIC]

Togo’s is a popular sandwich brand on the West Coast of the US, selling great sandwiches with generous portions of high-quality, fresh ingredients. We also offer a selection of soups, salads and vegetarian selections.

The Australian and New Zealand wine businesses performed well in spite of the difficult trading conditions caused by an oversupply of certain grape varietals and pricing pressure in the region. Our volumes in these markets grew 1%. In New Zealand, Montana has continued to grow market share in the super premium category where it also successfully grew sparkling wine volumes by 5%. The Montana portfolio grew strongly in Australia with volumes up 39% as we have extended our distribution presence.

Global Operations and Duty Free

The productivity of our Global Operations has continued to improve largely as a result of increased production volumes through our existing sites. For example, we have benefited from the integration of Malibu production at our sites in Dumbarton, Jerez and Walkerville. The strong growth of Courvoisier has improved productivity measures at Jarnac. In addition, procurement is now fully co-ordinated across our Spirits & Wine business, and that has enabled us to leverage synergies, especially in the areas of packaging and other services.

Our Duty Free operations have performed well within a difficult environment. The first half saw strong organic growth and showed a recovery against the previous year which was affected by the events of 11 September 2001. However, the impact of the SARS virus, the Iraq war and slowing economies in many markets caused the recovery to falter in the second half reflecting a decline in passenger traffic. Our actions to mitigate these effects was successful with Ballantine’s Aged performing particularly well, retaining its market leadership position in super premium scotch in duty free. The addition of Malibu and our premium wine brands has made a very positive contribution to our Duty Free business. In particular, our premium wines have benefited from the access to this channel provided by our global distribution network.

Quick Service Restaurants

• Distribution points up 8%

• Number of combination stores up 37%

• System-wide sales growth of 5%

• Trading profit up 8% to £79m

The strong profit growth in our Quick Service Restaurants business has been driven by continued growth in same store sales and the contribution from new stores. Distribution points increased by 8% as we significantly increased the pace of store openings in both the US and internationally during the year. We have plans to rapidly expand the number of distribution points over the coming year. Overall turnover has fallen by 11% to £259m reflecting the final stage in the process to full outsourcing of ice cream manufacture for Baskin-Robbins to Dean Foods in the US.

Dunkin’ Donuts delivered a 7% growth in system-wide sales driven by a 4.4% increase in US same store sales and a 7% increase in global distribution points. Its same store sales growth has continued to outpace the overall QSR industry driven by effective marketing work and innovation. Dunkin’ Donuts has promoted the sale of boxed donuts through a programme called ‘express donuts’ which are 12 packs containing the top six flavours. This programme has also been supported by a new campaign, ‘Who brought the donuts?’, which encourages the purchase of boxed donuts, thereby increasing the value of each customer transaction. In addition, Dunkin’ Donuts has driven its successful innovation programme with new beverage offerings such as caramel iced coffee and lemonade coolatta which benefited from a promotional competition with MTV called ‘Route to Cool’. We have also continued our focus on coffee with sales of ‘coffee by the pound’ growing well and a successful trial of a broader range of coffee offerings such as cappuccino, latte and espresso.

Baskin-Robbins same store sales in the US declined by 4.5% and global system-wide sales were up 1% for the year reflecting the poor weather in key US markets and the sluggish US economy – particularly in its core market of California. Global distribution points increased by 9%. Baskin-Robbins ran movie tie-ins with ‘X2: X-Men United’ and ‘Sinbad’ with new flavours such as Oreo X-Mint, X-Treme Berry Sherbet and Sinbad’s Triple Punch Sherbet. Free-Scoop Nights continue to attract significant publicity to drive brand awareness.

Togo’s has also been affected by the poor economic situation in California resulting in a 5% decline in system-wide sales. Togo’s has been refreshing its product offering with the introduction of toasted sandwiches, a new line of breads, meat and cheese and has expanded into a new range of salads and lighter meals as well as kids’ meals.

Our strategy of multi-branded combination stores continues to be a driver of growth in new store openings, with a 37% increase in the number of combination stores to over 1,100 stores. This strategy is supported by our brands’ complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choices for consumers.

Operating and financial review

[GRAPHIC]

Net debt £m

2003	-	2,412
2002	-	2,578
2001	-	1,854
2000	-	1,252
1999	-	1,315

Net cash flow from operating activities £m

2003	-	748
2002	-	760
2001	-	423
2000	-	372
1999	-	349

In January 2003, Jon Luther was appointed as Chief Executive Officer of the Quick Service Restaurants business. During 2003, we restructured the business to concentrate around the three brands and to provide improved focus on operational systems and standards, menu and product development and the expansion of the international business. The reorganisation has resulted in a leaner and more focused organisation providing operational synergies. This resulted in an exceptional charge of £9m which will generate annual cost savings of £7m.

Britannia soft drinks

The Group’s share of Britannia’s profits for the period was £20m (2002: £16m).

Taxation

The normalised tax rate for the year has decreased from 25% to 24%, as we continue to manage our tax liabilities. We anticipate that the normalised rate for the year ending 31 August 2004 will remain at this level.

Goodwill and exceptional items

Goodwill amortisation totalled £40m (2002: £38m), the increase reflecting a full year of amortisation relating to the acquisition of Bodegas y Bebidas.

The exceptional items of £28m reflect the benefit of the Mexican excise rebate: pre-tax £38m (2002: £213m); post-tax £25m (2002: £138m). It also includes a charge for the restructuring of Quick Service Restaurants (£9m) and the completion of the acquisition integration programme announced in 2002 (£3m).

Cash flow

Net cash flow from operating activities was £748m (2002: £760m) and free cash flow was £281m (2002: £211m). Cash flow benefited from a rebate of excise duty (net of tax) in Mexico of £38m this year (2002: £128m). If this non-repeatable item is excluded, free cash flow improved by £160m to £243m. This improvement is a result of improved working capital management, particularly debtor and creditor management, and lower tax payments.

Net debt decreased by £166m during the period from £2,578m to £2,412m which includes an adverse currency translation impact on our borrowings of £82m largely as a result of the strengthening Euro partially offset by a weakening US dollar.

Treasury operations

The Group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The Board agrees and reviews policies and financial instruments for risk management.

We operate a prudent hedging policy. The Group broadly has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of the Eurozone. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options: the first 12 months being non-discretionary. As a result, there was no material transaction impact on the profit for 2003 although we expect a £5m to £10m negative effect in 2004.

It is our policy not to hedge the impact of foreign exchange movements on the translation of our overseas earnings. As a result, our prior year profits at current exchange rates are reduced by £19m, primarily as a result of the weakening US dollar and Mexican peso. We anticipate, based on current exchange rates, that 2004 trading profits will be adversely affected by between £5m and £10m.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge for part of the translation exposure.

The amount of risk to any one counterpart is restricted according to credit rating. We continually monitor our exposure to counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and interest rate options. It is our policy to keep between 60% and 80% of net debt at fixed rates of interest with a target of 70%.

At 31 August 2003, EV gearing (net debt as a percentage of market capitalisation plus net debt) was 36%, in line with last year. Interest cover based on EBITDA was 5.5 times and cover based on EBIT was 4.9 times.

In July, Allied Domecq put in place a new £1.1 billion five year bank facility which replaced the existing £1 billion facility which was due to mature in May 2004.

Pensions

Like many other companies, charges for pension and post retirement benefits have again increased substantially during the year, growing by £48m as a result of changing market and demographic dynamics. During the year, formal triennial valuations were completed for the two UK funds representing around 80% of our pension liabilities. The Company has agreed a plan with the Trustees to address the funding deficits disclosed in the valuation reports and cash contributions of around £45m will be made in each of the next three years. In the year under review, we contributed £42m to the pensions and post retirement benefit schemes around the world, of which £26m related to the UK funds.

We intend to adopt the UK accounting standard FRS 17 for the financial year 2003/04. Had this standard applied for 2002/03, the overall charge to the profit and loss account would have been £49m. We expect a similar charge under FRS 17 for the 2004 financial year. The post tax deficit included in the balance sheet at 31 August 2003 would have been £405m compared with £336m at 31 August 2002 reflecting further deterioration in equity markets and a reduction in benchmark bond yields.

Constant exchange rate reporting

The following tables provide a reconciliation between the 2002 reported results and those shown at constant exchange rates in the Operating and Financial Review.

Geographical analysis – Group trading profit

In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year’s actual exchange rates, as shown in note 2 to the accounts. The table bottom right shows the foreign exchange effect of restating last year’s reported trading profit for each region at this year’s actual exchange rates. ‘Others’ in the table includes Global Operations (including profit from the sale of bulk whisky), stand-alone Duty Free operations and central costs not allocated to marketing regions. In addition, the table sets out the impact of market transfers on last year’s regional Spirits & Wine trading profits. The market transfers column includes the movement of European Duty Free from Europe to our stand-alone Duty Free operations reported in ‘Others’. The column also includes the movement of some existing Spanish wine operations from Europe to Premium Wine and the reallocation of central costs, primarily central marketing costs such as consumer research activities, to the regions. The profit decline in ‘Others’ principally reflects increased pension costs (£48m) partly offset by the year-on-year benefit of some one-off costs which were not repeated in the current year.

	2002			2003
	Reported 2002	Foreign exchange	At 2003 exchange	Reported 2003	Growth at 2003 exchange
Group	£m	£m	£m	£m	%
Turnover	3,334	(114)	3,220	3,410	6
Trading profit	610	(19)	591	621	5
Finance charges	(130)	(6)	(136)	(126)	(7)
Profit before tax	480	(25)	455	495	9
Taxation	(120)	6	(114)	(119)	4
Minority interests	(13)	—	(13)	(16)	23
Earnings	347	(19)	328	360	10
Weighted average number of Ordinary Shares (millions)	1,066		1,066	1,075
Earnings per share (pence)	32.6		30.8	33.5	9

	2002			2003
	Reported 2002	Foreign exchange	At 2003 exchange	Reported 2003	Growth at 2003 exchange
Spirits & Wine	£m	£m	£m	£m	%
Turnover	3,018	(88)	2,930	3,151	8
Duty	(638)	20	(618)	(671)	9
Net turnover	2,380	(68)	2,312	2,480	7
Advertising and promotion	443	(9)	434	437	1

The foreign exchange adjustment restates prior year profits and sales at current year average exchange rates. Where this would distort the reporting of underlying performance following a material devaluation or under conditions of hyperinflation, profits and sales are not restated and retain their original value as reported in pounds sterling.

Geographical analysis – Group trading profit

	2002				2003 Total		2003 Organic
	Reported 2002	Market transfers	Foreign exchange	At 2003 exchange	2003	Growth at 2003 exchange	2003	Growth at 2003 exchange
	£m	£m	£m	£m	£m	%	£m	%
Europe	160	(27)	12	145	114	(21)	97	(33)
North America	169	(11)	(19)	139	182	31	167	20
Latin America	61	(3)	(9)	49	54	10	53	8
Asia Pacific	66	(4)	(2)	60	78	30	76	27
Premium Wine	68	8	1	77	95	23	86	12
Others	(8)	37	3	32	(1)	(103)	—	(100)
Spirits & Wine	516	—	(14)	502	522	4	479	(5)
QSR	78	—	(5)	73	79	8	79	8
Britannia	16	—	—	16	20	25	20	25
Total	610	—	(19)	591	621	5	578	(2)

Corporate social responsibility

Building a sustainable business

‘There is no doubt that our continued drinks sector leadership position in the BiE index reflects the consistent hard work of all the Global Operations team to ensure that our policy objective of ‘beyond compliance’ is implemented. There is no room for complacency and every operating unit has its plan to deliver continual improvements in environmental and health and safety performance.’

Richard Turner, President, Global Operations

[GRAPHIC]

Allied Domecq and the Texas Package Store Association (TPSA) partnering together to combat underage access to beverage alcohol by using point of sale material.

‘Corporate Social Responsibility is not a response to a changing environment. It is a belief that either exists in the management of a corporation or doesn’t. The management of Allied Domecq has such a belief and has undertaken some significant initiatives during 2003 to make the belief a tangible reality.’
Kim Manley, Chief Marketing Officer

Allied Domecq builds brands people want in order to deliver maximum return to its shareholders. But we can only maintain and optimise this return if we recognise the impact that our products and our actions have on society, on the environment, our consumers and our employees.

We need to plan to build a long-term, sustainable business. And we do – committing ourselves to delivering sustainability in three critical areas: economic, environmental and social. Within Allied Domecq we call this our triple bottom line.

Economic – While we clearly exist to make a profitable return on the money invested in our business, our performance measurements take as much account of the way in which we achieve results as the results themselves.

Sustainability criteria run right through our business planning processes, and employees are expected to carry out their every day activities to maximise the positive impact on the triple bottom line.

Environmental – We are an acknowledged sector leader in environmental policy. This was again recognised in two important benchmarking surveys: the Business in the Environment index where we lead the drinks sector as we have in each of the seven years that the BiE index has been established; and in our continued inclusion in the Dow Jones sustainability index.

The adoption of ISO 14001 as the global production standard has committed the business to making continual improvements in our production processes to minimise their environmental impact. Over 80% of the Group has plans and targets for water use improvements, waste reduction and energy efficiency. Some examples of the practical effect of our environmental policy can be found in the environment section of our website (www.allieddomecq.com), and our full Environmental, Health and Safety Report will be updated in early 2004.

Social – As one of the world’s largest producers of beverage alcohol we recognise our social responsibilities. Alcohol can be a source of pleasure, positive social interaction and can be life enhancing. However, if abused it can cause considerable damage to the individual and to society.

We take enormous care when marketing our products to ensure that we do not encourage excessive consumption or inadvertently target those under the legal drinking age. By being proactive in developing a Global Marketing Code we have helped to raise industry standards.

Last year we announced that we were leading the industry by including responsible drinking messages in all of our new brand communications, thereby helping to promote beneficial patterns of consumption.

This year we have another industry first with the creation of a third party review board which advises the Company on compliance with our own standards for marketing, and identifies any external risks that we need to take into account when executing new campaigns. The review board will operate transparently with regular meeting reports on our corporate website.

Allied Domecq is a member of a number of national bodies established with our industry partners to develop programmes to reduce the abuse of alcohol by young people, encourage sensible alcohol consumption and discourage drinking and driving. We will also work with any organisation that seeks to reduce the harm that can result from inappropriate consumption of our products by targeting potentially risky occasions.

[GRAPHIC]

USA

Allied Domecq Spirits North America has formed a partnership with the Texas Package Store Association (TPSA) in a joint social responsibility initiative to combat underage drinking. TPSA represents retailers in Texas, and Allied Domecq will be working with retailers to launch a Point of Sale programme to educate parents on the risks of illegal under age access to beverage alcohol.

UK

As part of the Bristol mosaic we have funded a new interactive exhibit in the award winning science and discovery centre @Bristol. Mainly targeted at teenagers, the exhibit allows visitors to explore how alcohol affects our health and behaviour.

Scotland

We support a local theatre company that is conveying the message of the dangers of drug and alcohol abuse. Senior managers of Allied Distillers are involved in mentoring projects for the unemployed and by offering business expertise to small local businesses. Allied Distillers has its own recycling compound on site, which processes 3,000 tonnes of waste of which 2,750 tonnes are recycled.

Mexico

Effluent from the spent wash at our tequila plant in Mexico equalled the waste from a town of 180,000 inhabitants. Legal alternatives, such as using the wash to irrigate crops, were not considered to be a sustainable solution, so we chose to install the only wastewater treatment plant in the whole of the tequila industry.

Spain

Each year employees choose three projects to support based on what they perceive as the real needs of local people – needs such as disability or homelessness. The Solidarity Dominican Republic project is setting up a library in an impoverished area of Punta Cana, with employees donating the books and Allied Domecq providing furniture and other equipment.

New Zealand

Montana has used cause-related marketing to support projects researching threats to dolphins and the marine environment, and won the Australian Financial Review’s Commercial Bravery Award for its involvement with the Aids Trust of Australia.

‘The ideas behind the building of a sustainable business are now becoming real for people in Allied Domecq. Teams throughout the business are increasingly more aware of the importance of our relationships with all our stakeholders. We are now making significant progress towards the cultivation of a socially responsible way of working rather than just responding to the governance needs for ticks in certain boxes. We will be known by our actions not words.’ David Scotland, President, Wines

[GRAPHIC]

Corporate Responsibility Index 2002

Business in the Community – Beverages

Company	Rating	Ranking

1 Allied Domecq	ABAAA	2nd Quintile (71.8% – 82%)

2 Diageo	AAABB	3rd Quintile (65.8% – 71.8%)

3 Scottish & Newcastle	BBABB	4th Quintile (52% – 65.8%)

[GRAPHIC]

Included in the Dow Jones Sustainability Indexes, the World Index and STOXX

[GRAPHIC]

Included in the FTSE4 Good Benchmarking survey

We seek to play a positive and involving role in the communities in which we work. We do not believe in ‘top down’ corporate donations but rather encourage our operating companies and sites to donate, contribute and play active roles in their local communities based on the real needs of local people. We call this the ‘Allied Domecq Mosaic Approach’ and our various activities include involvement in homelessness projects, literacy programmes and employee volunteering.

Social report – It is possible to assess an organisation’s social performance by analysing its effect on stakeholders at the local, national and global levels. In order to obtain the information needed to make this assessment, we have conducted – this year – an internal audit of our social impact at the local level, covering every business unit within the Group worldwide. We have identified key performance indicators such as labour practices and human rights, and broader issues affecting consumers, communities and other stakeholders in society. The findings will be published in early 2004 as our first Social Report, and in addition to community and marketplace issues will also elaborate on the workplace policies and practices that are in place.

Workplace – In the same way that we have promoted global environmental standards, the externally certified occupational health and safety management system OHSAS18001 is being implemented as the common health and safety standard across the Group.

We have endorsed the United Nations Declaration on Human Rights and our policy on non-discrimination, respect for diversity and equal opportunities is given full in the Corporate Social Report on our website.

Our employees are at the heart of Allied Domecq and we have made great strides during this year in the overall management of our talent.

In 2002 we introduced our 6 core values: Performance with Passion, Diversity, Celebration, Learning, Unity and Integrity. These values have now been built into our talent management. We have significantly developed our talent base both from the marketplace and by improving our identification of internal talent. We have introduced a global leadership programme, ATLAS, which is improving the quality of our workforce and will guarantee our leadership capability for the future. Within our reward programmes, employees are assessed on both what they have achieved and how it has been achieved, with equal weighting given to both. This is a clear indication that our performance-led culture is growing even stronger.

We continue to listen to our employees through employee opinion global surveys. This year, we have achieved even higher levels of participation in the survey, which is further evidence of our employee’s commitment to the success of Allied Domecq.

All businesses within Allied Domecq have an alcohol policy. This ensures that employees are given balanced information about the impact of misusing alcohol on their own health and the potential consequences for them and their families. They also have confidential access to treatment if they have difficulty controlling their own drinking. Providing information on sensible, enjoyable drinking is part of the complete range of employment policies that have been developed by Allied Domecq to equip us for business in the 21st century.

Board of directors

Gerry Robinson Non-Executive Chairman

Appointed a Director in February 2002 and Non-Executive Chairman in April 2002. He is also Chairman of Arts Council England. He was formerly Chairman of Granada, British Sky Broadcasting Group and ITN. Aged 54.

Paul Adams (from 5 December 2003)

Appointed a Non-Executive Director with effect from December 2003. He is the Managing Director of British American Tobacco. Aged 50.

Bruno Angelici

Joined the Group as a Non-Executive Director in August 2003. He is the Executive Vice-President, Europe, Japan, Asia Pacific and Latin America at AstraZeneca. Aged 56.

Philip Bowman Chief Executive

Joined as Group Finance Director in 1998 and was appointed Chief Executive in August 1999. He was formerly a Director of Bass following an extensive career in accountancy and venture development in Iran, Australia and the US and was Chairman of Liberty. He is also a Non-Executive Director of British Sky Broadcasting Group and Burberry Group and is a member of the UK Industrial Advisory Board of Alchemy Partners. Aged 50.

Donald Brydon Senior Independent Director

Joined the Group as a Non-Executive Director in 1997 and is Chairman of the Allied Domecq pension trusts. He is the senior independent Non-Executive Director of Allied Domecq. He is Chairman of Amersham, AXA Investment Managers and the London Metal Exchange and a Non-Executive Director of Scottish Power. Aged 58.

Sir Ross Buckland (until 30 January 2004)

Joined the Group as a Non-Executive Director in 1998. He retired as Chief Executive of Uniq (formerly Unigate) in March 2001. He is also a Director of Mayne Group and Clayton Utz. Aged 60.

Graham Hetherington Chief Financial Officer

Joined the Group in 1991 and Allied Domecq Spirits & Wine in 1995. He was appointed Finance Director of Allied Domecq Spirits & Wine in 1998. He became a Director of Allied Domecq in June 1999 and was appointed Chief Financial Officer in August 1999. Aged 44.

Peter Jacobs (until 30 January 2004)

Joined the Group as a Non-Executive Director in 1998. He retired as Chief Executive of BUPA in 1998 and as Chairman of Hillsdown Holdings in July 1999. He is also Chairman of LA Fitness and WT (Holdings) and a Non-Executive Director of Health Quality Services. Aged 60.

David Malpas (retired 20 October 2003)

Joined the Group as a Non-Executive Director in 1997. He retired as Managing Director of Tesco in 1997. He is Chairman of Dresdner Income Growth Investor Trust and a Non-Executive Director of Wincanton. Aged 63.

John Rishton (from 5 December 2003)

Appointed a Non-Executive Director with effect from December 2003. He is the Chief Financial Officer of British Airways. Aged 45.

David Scotland President, Wines

Has been a Director of Allied Domecq Spirits & Wine since 1992 and a Director of Allied Domecq since 1995. He is also a Non-Executive Director of Photo-Me International and Brixton. Aged 55.

Richard Turner President, Global Operations

Joined the Group in 1982. Appointed President, Global Operations of Allied Domecq Spirits & Wine in 1995. He was appointed a Director of Allied Domecq in June 1999. Aged 54.

Leonard Quaranto

General Counsel & Company Secretary

Directors’ reports

Directors’ Report

The Directors are pleased to present their Directors’ Reports which are a summary of the information contained in the Annual Report and Accounts for the year ended 31 August 2003. The information contained in the Directors’ Remuneration Report has been audited to the extent required by the Companies Act 1985.

Summary Directors’ Report

Business review and future developments

The Chairman’s Statement and the Operating and Financial Review on page 1 and pages 12 to 21 provide a review of the business and likely future developments.

Dividends

An interim dividend of 5.3p per share was paid on 25 July 2003 and the Directors are pleased to recommend a final ordinary dividend of 8.7p per share, making a total for the year of 14.0p. The final dividend will be paid on 4 February 2004 to shareholders on the register on 9 January 2004.

Annual General Meeting

The AGM will be held on 30 January 2004 at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY. Details of the business to be considered at the AGM and the Notice of Meeting are included in the accompanying Chairman’s Letter.

Directors

The names and brief biographical details of the Directors as at 20 October 2003 and those appointed with effect from 5 December 2003 are given on page 24. During the year Bruno Angelici was appointed as a Non-Executive Director. David Malpas retired as a Director on 20 October 2003. In accordance with the Articles of Association, Bruno Angelici, Philip Bowman, Sir Ross Buckland and Peter Jacobs retire at the forthcoming AGM. Philip Bowman offers himself for re-election and Bruno Angelici, Paul Adams and John Rishton offer themselves for election.

By Order of the Board

Leonard Quaranto

General Counsel & Company Secretary

20 October 2003

Summary Corporate Governance Statement

The Company was in compliance throughout the financial year with the Code provisions set out in Section 1 of the Combined Code except that Executive Directors were engaged on employment contracts subject to 24 months’ written notice given by either party during the year. However, as stated in the summary of the Directors’ Remuneration Report below, the Executive Directors have subsequently entered into new employment contracts subject to 12 months’ written notice given by either party and the Company would be in compliance on this basis.

Summary Directors’ Remuneration Report

Remuneration Policy

This report summarises the Company’s current policy on Directors’ remuneration. It is currently intended that this policy will continue to apply to each Executive Director for the year ending 31 August 2004 and, subject to review, for subsequent years.

Allied Domecq operates in global and highly competitive markets. With over 90% of trading profit generated outside the UK and over half of trading profit derived in the Americas it is vital that the Company operates a remuneration policy appropriate to its global executive talent pool.

Accordingly, the Remuneration Policy is designed to provide remuneration which:

•    Takes account of practice in the relevant markets

•    Aligns the interests of executives with those of shareholders by placing heavy emphasis on the linkage between pay and sustained business performance

•    Provides a high proportion of total reward in Allied Domecq shares delivered over a number of years.

The Group’s reward strategy is for base salaries and benefits including pensions (or cash allowances paid in lieu of benefits) to reflect the relevant market median position and for total compensation to be performance-driven to higher than market median levels as appropriate. This strategy is consistent with the Group’s belief that performance should determine a significant proportion of the total remuneration package for all employees (including Executive Directors).

The fees of the independent Non-Executive Directors (including the independent Chairman) are determined by the Board as a whole within the overall amount authorised by shareholders. Directors do not participate in decisions regarding their own remuneration. The fees paid to independent Non-Executive Directors are designed to recognise the significant responsibilities of Directors and to attract individuals with the necessary experience and ability to make an important contribution to the Group’s affairs. The fees, which are neither performance-related nor pensionable, are comparable with those paid by other FTSE 100 companies. Non-Executive Directors do not receive any share options or long term incentive awards.

The relative importance of fixed and performance-related remuneration for the Executive Directors based on the Company’s remuneration policy is broadly as follows:

Remuneration mix

[CHART]

1    Base salary/benefits

2    Performance-related bonus

3    Long Term Incentives

	Base salary/ benefits	Performance- related bonuses	Long Term Incentives	Total
All Executive Directors	25-30%	35-40%	30-45%	100%

Note:

(1)             The above information is based on current base salaries and other benefits, maximum potential bonus payments and associated maximum deferral/matching of bonuses and expected value for long term incentives. It excludes pension benefits or pension allowances paid in lieu thereof and participation in all-employee share plans.

Long Term Incentives

The Executive Directors participate in the Group’s Executive Share Option Schemes and Long Term Incentive Scheme. The performance conditions selected by the Remuneration Committee for the Executive Share Option Schemes and the Long Term Incentive Scheme are designed to be challenging, to align the interests of management with those of the shareholders and were agreed following extensive consultation with shareholder representative bodies.

Executive Share Option Schemes

Options granted since 1 September 2000 become exercisable if Allied Domecq’s growth in normalised earnings per share exceeds the growth in the UK retail prices index (excluding mortgage interest) by 9% over three years. If the performance condition is not met over the three years following the grant of options, the condition is retested after four years and, if necessary, again after five years, with a consequent increase in earnings per share growth to 12% over four years or 15% over five years. If the performance condition is not met after five years, the options will lapse. When considering the achievement of the performance conditions, the Remuneration Committee has the discretion to adjust normalised earnings per share to measure the underlying business performance of the Group.

Long Term Incentive Scheme

These awards are subject to Allied Domecq’s Total Shareholder Return performance over a three year period relative to a comparator group of companies. No shares will be delivered unless Total Shareholder Return is at or above median of the comparator group and for performance at the median of the comparator group 40% of the shares can be earned. The full number of shares can only be earned if the Total Shareholder Return is at or above upper quartile. For performance that is between median and upper quartile the number of shares that vest is determined on a straight line basis. In addition, awards will only vest if the Remuneration Committee is satisfied that underlying financial performance is satisfactory. The current comparator group for awards under the Long Term Incentive Scheme comprises the following companies from the food, drink and tobacco industries:

Anheuser-Busch
Associated British Foods
British American Tobacco
Brown-Forman
Cadbury Schweppes
Carlsberg
Diageo
Gallaher Group
Heineken
Imperial Tobacco
Kellogg
Nestlé
Pernod Ricard
Philip Morris
Procter and Gamble
SAB Miller
Scottish & Newcastle
Six Continents (1)
Tate & Lyle
Unilever
Whitbread

Note:

(1)             Following the demerger of Six Continents, the methodology followed to track TSR performance has been to synthesise the effect of the transaction. On demerger, Six Continents’ shareholders received 50 Mitchells and Butlers (MAB) shares, 50 Intercontinental Hotels Group (IHG) shares and 81p in cash for every 59 Six Continents shares held. The cash payment has been applied as a special dividend reinvested equally in shares of MAB and IHG. For future awards, Six Continents is to replaced in the comparator group by Mitchells and Butlers.

Based on the current performance conditions, it looks unlikely that the options awarded under the long term incentive scheme will vest and deliver the expected 40% of face value despite the very favourable total shareholder return performance of the Company relative to the FTSE 100 Index illustrated in the graph below right.

Performance-related bonuses

In order to promote share ownership and to aid retention, 25% of the annual bonus awarded to Executive Directors is automatically, and up to a further 25% of the bonus awarded may be voluntarily, deferred and invested in Allied Domecq shares, which are forfeitable under certain circumstances. A matching award of an equal number of shares is awarded subject to the executive remaining in employment. 50% of the shares are released to the executive after two years and the remaining 50% of the shares are released to the executive after three years. The matching award is not subject to the achievement of any further performance conditions because it relates to the deferred element of a bonus which has already been earned.

Cash award

In November 2002, the Remuneration Committee made awards of deferred cash bonuses to certain senior executives including the four Executive Directors. These awards were made to take the place of grants of options under the Long Term  Incentive Scheme which would have been made but in the event could not properly be made because of consolidation activity in the industry. In making these awards the Remuneration Committee took account of the value created for shareholders. The structure of the award has been designed to retain those executives who are eligible to receive the awards. The payment of the award is subject to the executive remaining in employment on the payment dates. Half of the award was paid on 1 September 2003 and the other half will be paid on 1 September 2004.

Service agreements

The Executive Directors previously had service agreements requiring not less than 24 months’ notice of termination to be given by either party. The Remuneration Committee reviewed this policy in October 2003 and it was agreed that the Executive Directors would enter into new service agreements requiring not less than 12 months’ notice of termination to be given by either party.

The current service agreements contain provisions for compensation to be payable to the Directors upon early termination of employment without cause (i.e. without a reason or reasons otherwise entitling the Company to terminate an Executive Director’s employment in accordance with the terms of the agreement). Such compensation broadly provides for the payment to an Executive Director whose employment is terminated without cause of a sum equal to 95% of annual base salary, contractual benefits and bonuses.

The independent Non-Executive Directors (including the independent Chairman) do not have service agreements with the Company. It is the policy of the Company to appoint Non-Executive Directors for an initial period of three years renewable for a further period of three years, subject to election and re-election by shareholders in general meeting. The Board has to ratify any further period of appointment after this six year period. Following completion of his second three year term, Donald Brydon has been re-appointed by the Board for a further period of one year, subject to annual re-appointment by the Board thereafter. The Chairman has a letter of appointment dated 29 January 2002 which requires not less than 12 months’ notice of termination to be given by either party.

Performance graph

The graph below shows Allied Domecq’s Total Shareholder Return for the five years to 31 August 2003 measured against the Total Shareholder Return of the FTSE 100 Index for the same period. As Allied Domecq has been a constituent of the FTSE 100 Index for nearly the whole of this five year period, that index is considered to be the most appropriate benchmark.

Total Shareholder Return – value of hypothetical £100 holding

[CHART]

Directors’ remuneration (Audited)

	Salary/fees		Pension allowance (3)		Other benefits		Performance-related bonuses (4)		Total
	Year to 31 Aug 2003	Year to 31 Aug 2002	Year to 31 Aug 2003	Year to 31 Aug 2002	Year to 31 Aug 2003	Year to 31 Aug 2002	Year to 31 Aug 2003	Year to 31 Aug 2002	Year to 31 Aug 2003	Year to 31 Aug 2002
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors:
P Bowman	665	610	279	256	24	23	1,035	738	2,003	1,627
G Hetherington	335	298	71	61	15	22	507	366	928	747
D Scotland	353	330	77	70	28	26	542	333	1,000	759
R Turner	324	288	—	—	13	21	415	357	752	666
Non-Executive Directors:
G Robinson	200	88	—	—	11	—	—	—	211	88
B Angelici (appointed 29 August 2003)	—	—	—	—	—	—	—	—	—	—
D Brydon (1)	66	43	—	—	—	—	—	—	66	43
Sir Ross Buckland	34	28	—	—	—	—	—	—	34	28
P Jacobs	39	33	—	—	—	—	—	—	39	33
D Malpas	39	33	—	—	—	—	—	—	39	33
Payments to former directors (2)									—	2,326
Total	2,055	1,751	427	387	91	92	2,499	1,794	5,072	6,350

Notes:

(1)               Donald Brydon’s fee as Senior Independent Non-Executive Director includes his roles as Chairman of the Remuneration Committee and Chairman of the Allied Domecq pensions trusts.

(2)               Payments to former Directors in 2002 include £1,991,000 in respect of compensation for loss of office reported in 2002.

(3)               Philip Bowman is not a member of any Allied Domecq pension scheme. Graham Hetherington, David Scotland and Richard Turner are members of the Allied Domecq Executives Pension Fund but the pension benefits in respect of Graham Hetherington and David Scotland only relate to that part of their salary up to the UK Inland Revenue Earnings Cap (currently £99,000 per annum).

(4)               The performance-related bonus figures shown above include the deferred and matching elements of the bonus that are received in shares. The deferred bonus shares are forfeitable in certain circumstances and 50% of the deferred bonus shares are released to the executive after two years and the remaining 50% of the deferred bonus shares are released to the executive after three years. It should be noted that the matching shares are conditional, except under exceptional circumstances, on continued employment with the Group and therefore a significant amount of the performance-related bonus reported in the table above is not received by the Director until the end of the deferral period that operates under the Deferred Bonus Plan. A breakdown of the total bonuses reported is as follows:

	Cash bonus	Amount of deferred bonus taken in forfeitable shares	Current value of matching shares	Total
	£’000	£’000	£’000	£’000
P Bowman	345	345	345	1,035
G Hetherington	169	169	169	507
D Scotland	180.5	180.5	180.5	542
R Turner	249	83	83	415

(5) The aggregate value of gain made on the exercise of share options by all Directors during the year was £10,277.

Directors’ beneficial shareholdings

	At 31 August 2003 Number of Ordinary Shares*	At 1 September 2002 (or date of appointment, if later) Number of Ordinary Shares*
B Angelici	—	—
P Bowman	308,833	217,735
D Brydon	11,500	11,500
Sir Ross Buckland	1,000	1,000
G Hetherington	107,253	72,068
P Jacobs	6,300	6,300
D Malpas	9,921	9,921
G Robinson	—	—
D Scotland	77,766	46,352
R Turner	106,875	75,567
Total	629,448	440,443

Notes:

(1)               At 31 August 2003 the Allied Domecq employee trusts held 32,549,067 (2002: 24,514,993) unallocated Ordinary Shares* in the Company on discretionary terms for the benefit of certain Group employees. The Executive Directors were treated as interested in these shares in their capacity as potential beneficiaries. As at 20 October 2003 these holdings had reduced to 32,317,937 Ordinary Shares*.

(2)               The above table includes interests in deferred bonus shares awarded under the Company’s Deferred Bonus Plan and partnership shares purchased pursuant to the Company’s Share Partnership Plan and associated matching shares. The Directors beneficially own such shares, however, certain of these shares are forfeitable in specific circumstances.

The table excludes interests in matching shares under the Company’s Deferred Bonus Plan and interests in the Company’s Share Option and Long Term Incentive Schemes.

(3)               Philip Bowman purchased a further 82 shares and Richard Turner purchased a further 259 shares between 1 September 2003 and 20 October 2003. No Director had a non-beneficial interest in shares or stocks of the Company at any time either during the year ended 31 August 2003 or between 1 September 2003 and 20 October 2003.

* (Includes American Depositary Shares representing underlying Ordinary Shares)

By Order of the Board

Leonard Quaranto

General Counsel & Company Secretary

20 October 2003

Group profit and loss account

Year to 31 August 2003

		Year to 31 August 2003					Year to 31 August 2002
		Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total
		£m		£m	£m		£m		£m	£m
	Turnover	3,410		—	3,410		3,334		—	3,334
Operating costs	• goodwill amortisation	—		(40)	(40)		—		(38)	(38)
	• Mexican excise rebate	—		38	38		—		213	213
	• other	(2,813)		(10)	(2,823)		(2,739)		(84)	(2,823)
	Operating profit from continuing operations	597		(12)	585		595		91	686
	Share of profits of associated undertakings	24		—	24		15		—	15
	Trading profit on ordinary activities before finance charges	621		(12)	609		610		91	701
	Finance charges	(126)		—	(126)		(130)		—	(130)
	Profit on ordinary activities before taxation	495		(12)	483		480		91	571
	Taxation	(119)		(8)	(127)		(120)		(46)	(166)
	Profit on ordinary activities after taxation	376		(20)	356		360		45	405
	Minority interests – equity and non-equity	(16)		—	(16)		(13)		—	(13)
	Profit earned for Ordinary Shareholders for the year	360		(20)	340		347		45	392
	Ordinary dividends				(150)					(141)
	Retained profit				190					251
	Earnings per Ordinary Share:
	• basic				31.6	p				36.8	p
	• diluted				31.6	p				36.7	p
	• normalised	33.5	p				32.6	p

Group balance sheet

At 31 August 2003

		31 August 2003	31 August 2002
		£m	£m
Fixed assets
Intangible assets		1,273	1,316
Tangible assets		966	877
Investments and loans		160	126
Investments in associates		85	71
Total fixed assets		2,484	2,390
Current assets
Stocks		1,407	1,302
Debtors due within one year		679	736
Debtors due after more than one year		326	332
Cash at bank and in hand		175	169
Total current assets		2,587	2,539
Creditors (due within one year)
Short-term borrowings		(772)	(971)
Other creditors		(1,161)	(1,022)
Total current liabilities		(1,933)	(1,993)
Net current assets		654	546
Total assets less current liabilities		3,138	2,936
Creditors (due after more than one year)
Loan capital		(1,815)	(1,776)
Other creditors		(46)	(90)
Total creditors due after more than one year		(1,861)	(1,866)
Provisions for liabilities and charges		(283)	(284)
Net assets		994	786
Capital and reserves
Called up share capital		277	277
Share premium account		165	165
Merger reserve		(823)	(823)
Profit and loss account		1,299	1,087
Shareholders’ funds	– equity	918	706
Minority interests	– equity and non-equity	76	80
		994	786

Approved by the Board on 20 October 2003 and signed on its behalf by:

/s/ Gerry Robinson	/s/ Graham Hetherington
Gerry Robinson,	Graham Hetherington,
Chairman	Director

Group cash flow information

Year to 31 August 2003

	Year to 31 August 2003	Year to 31 August 2002
	£m	£m
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	585	686
Goodwill amortisation	40	38
Exceptional operating costs	4	64
Depreciation	75	75
Increase in stocks	(72)	(94)
Decrease/(increase) in debtors	58	(22)
Increase in creditors	65	71
Expenditure against provisions for reorganisation and restructuring costs	(29)	(36)
Other items	22	(22)
Net cash inflow from operating activities	748	760

Group cash flow statement
Net cash inflow from operating activities	748	760
Dividends received from associated undertakings	13	11
Returns on investments and servicing of finance	(148)	(133)
Taxation paid	(65)	(178)
Capital expenditure and financial investment	(156)	(712)
Acquisitions and disposals	—	(586)
Equity dividends paid	(144)	(133)
Cash inflow/(outflow) before use of liquid resources and financing	248	(971)
Management of liquid resources	50	(21)
Financing	(164)	798
Increase/(decrease) in cash in the year	134	(194)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year	134	(194)
(Decrease)/increase in liquid resources	(50)	21
Decrease/(increase) in loan capital	164	(649)
Movement in net debt resulting from cash flows	248	(822)
Exchange adjustments	(82)	98
Movement in net debt during the year	166	(724)
Opening net debt	(2,578)	(1,854)
Closing net debt	(2,412)	(2,578)

Statement of the independent auditor
to the members of Allied Domecq PLC

Pursuant to section 251 of the Companies Act 1985

We have examined the Summary Directors’ Report and Accounts set out on pages 25 to 30.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Directors’ Report and Accounts within the Summary Financial Statement with the full annual Accounts, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

We also read the other information contained in the Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Directors’ Report and Accounts.

Basis of audit opinion

We conducted our audit in accordance with Bulletin 1999/6 ‘The auditor’s statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full annual Accounts describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the Summary Directors’ Report and Accounts is consistent with the full annual Accounts, the Directors’ Report and the Directors’ Remuneration Report of Allied Domecq PLC for the year ended 31 August 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London

20 October 2003

Investor information

Financial calendar

Ex dividend date for final dividend	7 January 2004
Record date for final dividend	9 January 2004
Annual General Meeting	30 January 2004
Final dividend payable (Ordinary Shares)	4 February 2004
Final dividend payable (ADRs)	11 February 2004
Interim results announced (provisional)	22 April 2004
Ex dividend date for interim dividend (provisional)	30 June 2004
Record date for interim dividend (provisional)	2 July 2004
Interim dividend payable (Ordinary Shares) (provisional)	30 July 2004
Interim dividend payable (ADRs) (provisional)	6 August 2004

Annual General Meeting

The AGM of the Company will be held at 2.00pm on 30 January 2004 at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY. The notice of meeting is set out in the Chairman’s letter to shareholders.

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Shareholder enquiries

UK – Registrars

Enquiries relating to administrative matters should be addressed to the Company’s Registrar at:

Computershare Investor Services PLC,
PO Box 82, The Pavilions,
Bridgwater Road,
Bristol BS99 7NH, UK.
Tel: +44 (0)870 702 0000

Electronic communications

Allied Domecq offers shareholders the opportunity to receive corporate documents such as the Report and Accounts and Notices of Meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1.    Log on to www.allieddomecq.com

2.    Click on Investor Relations

3.    Click on Shareholder Services

4.    Click on Registrar Services

5.    Click on Online Shareholder Services

6.    Enter your personal details – Shareholder Reference Number (this is the 11 – digit number printed on your form of proxy), surname, country or postcode, and click on the arrow

7.    Select Shareholder Communications

8.    Read the Terms and Conditions and, if you agree to them, press ‘enter’

9.    Register your e-mail address and click ‘go’

If you do not register an e-mail address you will continue to receive all future shareholder communications in paper form through the post as before. If you decide to register you will be able to change your instruction or request paper copies of shareholder information at any time. It is your responsibility to notify Computershare Investor Services PLC of any change in your contact details. Your e-mail address can be changed on-line, but any change to your name or postal address must be notified in writing to Computershare Investor Services PLC.

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USA – ADR administration

The Depositary Bank is the JPMorgan Chase Bank and enquiries on ADR holdings should be made to:

JPMorgan Chase Bank,

P O Box 43013, Boston,

MA 02940-3013, USA.

Tel: +1 781 575 4328

e-mail: adr@jpmorgan.com

Website: www.adr.com/shareholder

Company Secretary and Registered Office

Other enquiries should be addressed to:

The Secretariat,

Allied Domecq PLC,

The Pavilions, Bridgwater Road,

Bedminster Down, Bristol BS13 8AR, UK.

Tel: +44 (0)117 978 5000.

Environment and alcohol issues

For further details about our environmental and alcohol policies and related literature, please write to:

Jan Buckingham, Director of Alcohol and Social Policy,

at the Registered Office.

Internet

Corporate information, including press releases, Annual Reports and presentations, can be downloaded from the Group’s website at www.allieddomecq.com

Share price quotation

For information on the market prices of the Company’s Ordinary Shares and ADRs, please refer to the investor relations section of the Group’s website.

Low cost dealing service

For information on a low cost dealing service for shareholders, please refer to the Group’s website at www.allieddomecq.com or contact the Secretariat at the Registered Office (details above).

Designed and produced by williams and phoa Photography by Lee Funnell

Printed in the UK on paper made from 50% pulp, 50% recycled fibres and is biodegradable.

© 2003 Allied Domecq PLC. All rights reserved.
All brands mentioned in this Summary Financial Statement are trademarks and are registered and/or otherwise protected in accordance with applicable law.

Allied Domecq PLC

The Pavilions

Bridgwater Road

Bedminster Down

Bristol

BS13 8AR

UK

Registered number: 3771147

Telephone: +44 (0)117 978 5000

www.allieddomecq.com